

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Jeremy Harris
President
Arrow Cars International Inc.
Calle del Escritor Herrera Santaolalla, No. 2
Churriana, Malaga, Spain 29140

>   **Re: Arrow Cars International Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 19, 2012**
>   **File No. 333-184611**

Dear Mr. Harris:

We have reviewed your amended registration statement and responses to our letter dated December 16, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 3 and reissue in part. Please revise to file all material agreements pursuant to Item 601(b)(10) of Regulation S-K. If you do not believe that any of your debt obligations of approximately $1,050,000, your senior credit facility or the personal guarantee provided by Mr. Harris are material, please tell us why you believe that these agreements are not material pursuant to Item 601(b)(10).

2. We note your response to our prior comment 4 and reissue. In particular, we note that you did not revise your disclosure in the prospectus in response to the comment. Please revise your Business section to disclose any past or current arrangement with GEP Partners. In addition, please include a brief explanation of why you did not complete a reverse merger as contemplated by your agreement with GEP Partners.

Our Business, page 3

3. We note your revised disclosure regarding your "Rent to Own" model on page 3. Please revise to clarify what you mean by "low" by providing quantitative information. Alternatively, please revise to remove the word "low."

4. Please revise your disclosure in the last sentence on page 3 that your "Try Before You Buy" program increases the peace of mind for your customers to state as a belief.

5. Your statement on page 4 that "[o]nce [your] vehicles are between one and three years old, [you] deploy them to [your] Rent to Own program" appears to contradict your statement on the previous page that "after the vehicle has been hired for around 12 months" it is transferred to the Rent to Own program. Please revise or advise.

6. Please revise to disclose to what qualifies as change of circumstances such that a purchaser using your "Rent to Own" program decides to return the car will not be penalized.

7. Please revise to tell us why you believe that your "Rent to Own" program allows you to obtain better prices than you would likely realize as trade-in value or from sales to third parties.

8. We note your revised disclosure on page 5 that after the rent to own contract has expired, the customer can choose to return the vehicle to you. Please revise to provide a brief explanation as to how you compensate the owner for the returned vehicle. For example, disclose whether the owner trades in the car for a new rent to own car, paying only the difference between the value of the trade in and the new car.

Risk Factors, page 6

9. We note your response to our prior comment 11 and reissue in part. Please revise the opening paragraph of your risk factors section to remove the reference to "additional risks and uncertainties not presently known to us" as it is inappropriate to reference unknown risks and uncertainties in this section.

We are vulnerable to the current economic crisis which may negatively affect, page 11

10. We note your response to our prior comment 15 and reissue in part. Please revise to disclose how you believe the current economic conditions in Spain are affecting your business. We note that you have addressed general risks that could impact "all companies, particularly small companies." Please revise to address the risk to your business.

Use of Proceeds, page 14

11. We note your response to our prior comment 19 and reissue in part. With a view towards revised disclosure, please tell us whether you already have an agreement to obtain the financing arrangement described in footnote 3.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 20

12. Please revise your discussion of operating results, for each of the periods presented, to include a robust comparative discussion of changes in your operating results, including the qualitative and quantitative factors impacting both revenue and expenses.

13. We note your response to our prior comment 26 and reissue. Please revise to disclose the material terms of your leasing contracts, secured loans and letters of credit in this section.

Proposed Milestones to Implement Our Business Operation, page 22

If We Achieve the Minimum Funding, page 22

Introduce and Develop a New Fleet Management System, page 22

14. We note your response to our prior comment 28 and reissue in part. Please revise to clarify what you mean by a "semi bespoke system." In addition, please revise to clarify that it is your belief that the "system has the facility to exactly coordinate the return, repairs, servicing, cleaning and preparation [of] each vehicle for re-hire in the shortest amount of time."

Approach Small to Medium Sized Business in Spain, page 23

15. Please revise to include the cost of obtaining the fleets of other businesses and briefly describe the business arrangements you intend to make with the operators of other fleets. Similarly, please revise your disclosure on page 27 to include an estimate of the cost of attaining the fleets of at least 10 companies and include a brief discussion of the business arrangements you intend to make with the operators of the other fleets.

Expand our Operation in Gibraltar, page 23

16. We note your response to our prior comment 34 and reissue in part. It does not appear that you have disclosed how you intend to increase your client base in Gibraltar on page 23. Please revise by briefly describing how you intend to increase your client base here or include a cross-reference to page 27. In addition, please revise to clarify what you mean by a "large market" by providing quantitative information. Finally, with a view towards revised disclosure, please tell us whether you currently have contracts with the companies list on page 27 in your Expand Our Operation in Gibraltar section. If you do not, please revise to remove the names of such companies.

Begin Recruitment of Agents for the Rent to Own Business Expansion, page 23

17. Please revise to clarify what you mean by your disclosure on page 23 that your "Rent to Own" sector has been "successfully" tested.

Develop Relationships with Vehicle Suppliers in the USA, page 23

18. We note your response to our prior comment 31 and reissue in part. Please revise to clarify whether you intend to purchase vehicles from Ford and Toyota or develop some other type of arrangement as you expand your operations.

Business, page 30

Current Operations, page 31

19. We note your response in our prior comment 37 that the average long term rental of your cars has been seven months since 2005 and that, since July 2009, your average fleet utilization has been 92%. Please revise to disclose the average long term rental of your cars in the last fiscal year and your average fleet utilization in the last fiscal year. In addition, please revise to disclose whether your fleet utilization varies depending on season and, to the extent that it does, please discuss.

Description of Property, page 36

20. We note your response to our prior comment 42 and reissue in part. Please revise to clarify that in order to fully implement your business plan you will require additional office space.

Certain Relationships and Related Party Transactions, page 41

21. We note your disclosure in response to our prior comment 45 that Mr. Harris is the personal guarantor on all of your bank lines and automobile leasing contracts. Please revise to disclose the aggregate amount of debt that is guaranteed by Mr. Harris.

Consolidated Financial Statements

Statement of Operations, page F-3

22. We note you revised your financial statements to update for the nine months ended September 30, 2012. However, please revise to include the comparative period for the nine months ended September 30, 2011. For guidance, refer to Rule 8-03 of Regulation S-X.

Note 1- Background, page F-6

23. On page 32, you indicate that once the rent-to-own contract has expired, the customer can choose to return the vehicle and collect another "new car" from the AutoOasis fleet. Also, on page F-6, you indicate that such customer can use the vehicle as a deposit for a newer rent-to-own car and continue to pay monthly lease payments for an additional 36 months. Please tell us how you determine the value of the returned vehicle. In this regard, it is unclear whether or not the customer automatically receives full credit for the required 30% deposit on a newer rent-to-own car. Please advise.

Note 2- Basis of Presentation and Recently Issued Accounting Pronouncements, page F-7

Vehicles, page F-7

24. You indicate that your depreciation methodology is an activity-based method similar to the units of production method. In this regard, please provide us with significant support regarding the appropriateness of using such a depreciation methodology. Also, in your response to our previous comment 25, you state that a 16% annual depreciation rate is applied on a monthly pro rata basis while your cars are in the Easy Car Leasing program. This suggests that you use a straight-line depreciation methodology. Please explain this apparent inconsistency.

Revenue Recognition, page F-8

25. You indicate that revenue is recognized upon execution of the agreement which provides for non-refundable thirty-six month lease terms. Generally, the customer only has the right to acquire title through payment of all required lease payments. However, based on the description of your current operations on page 31, it appears that a customer can terminate the rent-to-own contract and return the car at any time and, in this event, you cannot enforce collection for non-payment of future rents. Therefore, it is unclear why you believe it is appropriate to record an installment sale receivable upon execution of the 36-month lease agreement. For guidance related to installment sales, refer to ASC Topic 605-10-25-3.

Note 7- Installment Sales Receivable, page F-14

26. Please revise your disclosures to clearly and consistently describe your business model. For example, you refer to an initial 12-month rental phase in Note 7, but your response to our previous comment 25 states that your cars are in the Easy Car Leasing program for 24 or 36 months. Also, on page 3, you indicate that vehicles are transferred to your rent-to-own program after 12 months, but your disclosure on page 4 states that you deploy vehicles to your rent-to-own program once they are between one and three years old. Please make all necessary revisions to ensure clear and consistent disclosure

with respect to your business model as well as the related accounting policies for revenue recognition and depreciation.

General

27. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

28. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        David E. Wise, Esq.